UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

UNITY SOFTWARE INC.

(Name of Issuer)

Common Stock, $0.000005 par value per share

(Title of Class of Securities)

91332U101

(CUSIP Number)

John B. Beckman

C. Alex Bahn

Hogan Lovells US LLP

555 13th Street, NW

Washington, DC 20004

202-637-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

September 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91332U101

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
OTEE 2020 ApS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,514,500

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,514,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,514,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%1
14	TYPE OF REPORTING PERSON (See Instructions)
OO

1. The percentage used herein and in the rest of this Schedule 13D is calculated based upon 263,366,733 shares of the Issuer’s Common Stock outstanding as of September 18, 2020 after giving effect to the issuance of shares of the Issuer’s Common Stock in the Issuer’s initial public offering as described on the Issuer’s prospectus filed with the Securities and Exchange Commission on September 18, 2020.

Page 1 of 11 Pages

CUSIP NO. 91332U101

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Joachim Christoph Ante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,514,500

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,514,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,514,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%1
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Page 2 of 11 Pages

CUSIP NO. 91332U101

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
David Helgason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,514,500

Page 3 of 11 Pages

	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
29,514,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,514,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%1
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* See Item 5.

Page 4 of 11 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.000005 par value per share (the “Shares”), of Unity Software Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 30 3rd Street, San Francisco, California, 94103.

Item 2. Identity and Background.

(a) The persons filing this Schedule 13D are OTEE 2020 ApS (“OTEE”), a Danish limited liability company (anpartsselskab), Joachim Christoph Ante and David Helgason (collectively, the “Reporting Persons”).

(b) The principal business address of OTEE is located at the offices of Grant Thornton, Stockholmsgade 45, 2100 Copenhagen O, Denmark. Mr. Ante’s business address is Islands Brygge 9, 5, 2300 Copenhagen S, Denmark, and Mr. Helgason’s business address is 75 Broadway, Suite 202, San Francisco, California 94111.

(c) This Schedule 13D is filed on behalf of the Reporting Persons. OTEE is the direct owner of the Shares owned herein. Mr. Ante and Mr. Helgason share investment and voting power over the Shares held by OTEE and therefore may be deemed to beneficially own the Shares held by OTEE.

The principal business of OTEE is holding and selling securities for investment purposes. The principal occupation of Mr. Ante is as Chief Technology Officer of the Issuer. The principal occupation of Mr. Helgason is as an investor and as a director of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, dated September 28, 2020, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) During the last five years, none of the foregoing entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 11 Pages

(f) OTEE is organized under the laws of Denmark. Mr. Ante is a citizen of Germany and Mr. Helgason is a citizen of Iceland.

Item 3. Source and Amount of Funds or Other Consideration

Messrs. Ante and Helgason co-founded the Issuer in 2004.

Prior to the Issuer’s initial public offering, Mr. Ante beneficially owned 19,087,000 Shares, and Mr. Helgason beneficially owned 10,427,500 Shares. In connection with the Issuer’s initial public offering, on September 18, 2020, the Shares beneficially owned by Mr. Ante and the Shares beneficially owned by Mr. Helgason were contributed to OTEE for no consideration. Mr. Ante and Mr. Helgason together exericse voting and investment power over the Shares held by OTEE. No other person has beneficial ownership of the Shares held by OTEE.

Item 4. Purpose of Transaction.

The information in Item 3 is incorporated by reference herein.

Agreement among Reporting Persons

The Reporting Persons have agreed that any decision to sell the Shares held by OTEE will require approval of both Mr. Ante and Mr. Helgason and any decision on whether to vote the Shares held by OTEE will be made by Mr. Ante and Mr. Helgason “together in good faith,” and if an agreement is not reached by Mr. Ante and Mr. Helgason, then OTEE shall abstain in its vote of the Shares. Either Mr. Ante or Mr. Helgason may demand a dissolution, or similar restructure, of OTEE after six months or if the Shares have been sold.

Lock-Up

Messrs. Ante and Helgason agreed, in connection with the Issuer’s initial public offering, that for a period of 180 days after the date of the prospectus, subject to earlier termination, commencing on the opening of trading on the second trading day immediately following the Issuer’s release of earnings for the quarter ending December 31, 2020, they will not, and will cause OTEE not to, without the prior written consent of Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC, directly or indirectly, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Shares, or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive Shares, including without limitation any such shares or derivative instruments, now owned or hereafter acquired by the holder, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such holder or someone other than such holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Shares or derivative instruments, whether any such transaction or arrangement (or instrument provided for

Page 6 of 11 Pages

thereunder) would be settled by delivery of the Issuer’s common stock or other securities, in cash or otherwise or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in (i). OTEE has agreed to be subject to the lock-up with respect to the Shares.

General

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law and any applicable agreement described above, to (i) purchase Shares or other securities of the Issuer, (ii) sell or transfer the securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Shares or other securities of the Issuer owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (v) consider participating in a business combination transaction that would result in the acquisition of all of the Issuer’s outstanding Shares.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b):

A. OTEE 2020 ApS

(a) As of the date hereof, OTEE 2020 ApS beneficially owns, in aggregate, 29,514,500 Shares, representing 11.2% of the Issuer’s outstanding Shares.1

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

Page 7 of 11 Pages

(ii) Shared power to vote or direct the vote: 29,514,500

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 29,514,500

[1]

Based upon 263,366,733 Shares outstanding as of September 18, 2020 after giving effect to the issuance of shares of the Issuer’s Common Stock in the Issuer’s prospectus filed with the Securities and Exchange Commission on September 18, 2020.

B. Joachim Christoph Ante

(a) As of the date hereof, Joachim Christoph Ante beneficially owns, in aggregate, 29,514,500 Shares, representing 11.2% of the Issuer’s outstanding Shares.1

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 29,514,500

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 29,514,500

C. David Helgason

(a) As of the date hereof, David Helgason beneficially owns, in aggregate, 29,514,500 Shares, representing 11.2% of the Issuer’s outstanding Shares. 1

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 29,514,500

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 29,514,500

Item 5(c):

The information in Items 3 and 4 is incorporated by reference herein.

Page 8 of 11 Pages

Item 5(d):

Not applicable.

Item 5(e):

Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated September 28, 2020

Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2020

OTEE 2020 ApS

By:	/s/ David Helgason
Name:	David Helgason
Title:	Director

By:	/s/ Joachim Christoph Ante
Name:	Joachim Christoph Ante
Title:	Director

Joachim Christoph Ante

By:	/s/ Joachim Christoph Ante
Name:	Joachim Christoph Ante

David Helgason

By:	/s/ David Helgason
Name:	David Helgason

Exhibit 99.1

JOINT FILING AGREEMENT

September 28, 2020

The undersigned hereby agree as follows:

(i)     Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)    Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 28, 2020

OTEE 2020 ApS

By:	/s/ David Helgason
Name:	David Helgason
Title:	Director

By:	/s/ Joachim Christoph Ante
Name:	Joachim Christoph Ante
Title:	Director

Joachim Christoph Ante

By:	/s/ Joachim Christoph Ante
Name:	Joachim Christoph Ante

David Helgason

By:	/s/ David Helgason
Name:	David Helgason